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                                                                 EXHIBIT 99.17D3
                              NEWS RELEASE
                              For Immediate Release

     CONTACT:  James T. Pastore
               202-546-6451
               Susan T. Backman or
               Curtis C. Rimmey
               301-231-0231

           CRITEF General Partners Sue Dominium For Violating Federal
                                Securities Laws;
                Cite Misleading Statements About Proposed Mergers

Rockville, MD, October 4, 1996 -- (AMEX: CRA, CRB, CRL) -- The General Partners of two CRITEF partnerships and a prospective merger partner, Capital Apartment Properties, Inc. (CAPREIT), have filed suit in the United States District Court for the Southern District of New York to have a temporary restraining order issued against Dominium Tax Exempt Fund LLP, alleging that Dominium violated Federal securities laws in its effort to impede a proposed merger between the CRITEF partnerships and affiliates of CAPREIT.

The suit charges that Dominium violated Federal securities laws by sending a letter and issuing a press release constituting proxy solicitations to investors in the CRITEF partnerships before delivering more detailed preliminary proxy materials to the investors.

The suit also charges that the letter and press release contain false and misleading statements about the proposed mergers between the CRITEF partnerships and affiliates of CAPREIT.

As a result, the CRITEF suit seeks to restrain Dominium from communicating further with CRITEF BAC holders until Dominium delivers to the holders of CRITEF Beneficial Assignee Certificates (BACs) a proper proxy statement in compliance with Securities and Exchange Commission rules.

The CRITEF suit also seeks compensatory and punitive damages for Dominium s tortious interference with the merger contracts, due to Dominium s unlawfully issuing proxy solicitations and making false and misleading statements jeopardizing the mergers and its malice towards the CRITEF partnerships and CAPREIT.

Dominium s communications with CRITEF investors have left out key information, such as:

- -    Dominium tried for seven months to come up with a proposal that would exceed CAPREIT s offer of cash to BAC holders, but failed to obtain firm financing.

- -    Dominium is presenting BAC holders with no alternative offer now.

- -    CAPREIT s offering prices represent 26% to 33% premiums over the American
     Stock Exchange closing prices as of the day of CAPREIT s initial bid.

- -    As part of a recently settled class action, counsel representing the BAC holders solicited higher bids from nationally recognized real estate firms. Eight months of solicitation produced no bids at all.

- -    CAPREIT s merger offering prices are supported by independent fairness opinions from a nationally recognized investment banking firm.

- -    All pertinent information concerning the relationships among the CRITEF partnerships, their affiliates and CAPREIT is fully disclosed in their proxy materials filed with the SEC and mailed to BAC holders.

William B. Dockser, chairman of CRI, Inc., the managing general partner of the general partners of the CRITEF partnerships, said, We stand behind the merger proposals and recommend that the BAC holders vote yes on all of the questions on the proxies. Neither Dominium nor anyone else has been able to beat CAPREIT s offer. CAPREIT s offer to BAC holders has been deemed fair by a nationally recognized investment banking firm and the settlement of the class action has been approved by the Delaware Chancery Court.

Mr. Dockser warned investors that, Dominium offers no alternative to the merger proposals. Dominium s interests are not the same as the BAC holders . Dominium purchased its 100 BACs for each series of CRITEF securities only recently in order to claim standing for objecting to the mergers. We believe Dominium s motive is to gain control of the CRITEF partnerships, not to see that BAC holders get more for their investment.

Special meetings for BAC holders to vote on the merger proposals are scheduled for October 29, 1996.

There are two CRITEF partnerships with three series of securities that trade on the American Stock Exchange:

- -    Capital Realty Investors Tax Exempt Fund Limited Partnership, Series I
     (CRITEF-I) (AMEX:CRA);

- -    Capital Realty Investors Tax Exempt Fund Limited Partnership, Series II
     (CRITEF-II) (AMEX:CRB);

- -    Capital Realty Investors Tax Exempt Fund III Limited Partnership (CRITEF-
     III) (AMEX:CRL).

The CRITEF partnerships together hold 18 tax-exempt mortgage revenue bonds used to finance multifamily housing communities in eight states. Formed by CRI, Inc. in 1986 and 1987, the partnerships began trading on the American Stock Exchange on July 1, 1993.

CAPREIT, based in Rockville, Maryland, is a self-managed private real estate investment trust. CAPREIT owns 30 multifamily communities containing 7,512 units located in 10 states. In addition, CAPREIT manages another 39 apartment communities (including 14 of the CRITEF communities) for third-party owners. The largest investor in CAPREIT is Apollo Real Estate Investment Fund, L.P.